August 29, 2005

Via courier

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Attention:     Nilima Sha, Accounting Branch Chief

RE:     Tembec Industries Inc.
            Form 40-F for Fiscal Year Ended September 25, 2004
            File no: 33-80178

Dear Mr. Sha,

Thank you for yours of August 12th. To facilitate the treatment of your queries, we have reproduced them below and included our response thereto.

Form 40-F for the Year Ended September 25, 2004

Disclosure Controls and Procedures

Q2.

  We note that you define disclosure controls and procedures as those controls and procedures "that are designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms". This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise in future filings your definition to also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

A2.

  We will comply with respect to the filing of our annual report for the fiscal year ending September 24, 2005. The revised text to be used for future filings will read as follows: "For purposes of this section, the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's (the Commission") rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."

Q3.

  Please note that your internal controls evaluation date is required to be as of the end of the period covered by the report, rather than within 90 days of filing. Please refer to paragraph B(6)(b) of the general instructions to Form 40-F. If true, please confirm in your response that your evaluation was conducted as of September 25, 2004 as indicated in your certification. Please revise to disclose the correct evaluation date.

A3.

  The chief Executive Officer and Chief Financial Officer did evaluate the disclosure controls and procedures as of September 25, 2004 and determined that such disclosure controls and procedures were effective.

  We will comply with respect to the filing of our annual report for the fiscal year ending September 24, 2005. The revised text to be used for future filings will read as follows: "The Issuer conducted an evaluation (under the supervision and with the participation of the Issuer's management, including the Chief Executive Officer and Chief Financial Officer as of September 24, 2005), pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of the design and operation of the Issuer's disclosure controls and procedures. Based on this evaluation, the Issuer's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the issuer in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. As recommended by the Commission in its adopting release, we will continue to periodically evaluate our disclosure controls and procedures and make modifications, from time to time as deemed necessary, to ensure that information is recorded, processed, summarized and reported within the time frames provided in the Commission's rules and forms".

Q4.

  Please also note that you are required to disclose any change in your internal control over financial reporting that occurred during the period covered by the annual report, rather than subsequent to the date of your evaluation, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to paragraph B.6(e) of the general instructions to Form 40-F and revise your disclosure accordingly.

A4.

  We will comply with respect to the filing of our annual report for the fiscal year ending September 24, 2005. The revised text to be used for future filings, if appropriate, will read as follows: "There was no change in the Issuer's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting." If changes have occurred, we will describe the changes.

Q5.

  We note that you have included a discussion of the limitations of all control systems. Specifically, you state, "the design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote". Please remove such statement from future filings, as this does not appear to be a limitation of an entity's internal control system per AU Section 319.16-24, as referenced by SEC Release No. 33-8238.

A5.

  We will comply with respect to the filing of our annual report for the fiscal year ending September 24, 2005. The revised text to be used for future filings will read as follows: "It should be noted that while the Issuer's Chief Executive Officer and Chief Financial Officer believe that the Issuer's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Issuer's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met."

Item 13  –  Auditors

Q6.

  Please tell us where you have provided, or revise your filing to include, the disclosures required by paragraph B(10) of the general instructions to Form 40-F.

A6.

  We will comply with respect to the filing of our annual report for the fiscal year ending September 24, 2005. After review, we recognize that the covering page of the form used for the filing was an outdated version and have ensured that the individuals who are attending to these filings, verify, prior to each filing, whether they are using the most current form to avoid any repetition. The disclosure with respect to auditors of the Corporation is quite minimal as a result of a regulatory quirk for the reporting issuer whereby, at the time of filing, it was not yet subject to National Instrument 52-110 on audit committees, which had yet to come into force, nor the requirements of Ontario Form 28 which had been abrogated a few months before in anticipation of the coming into force of National Instrument 52-110. In effect, because of the interplay of the coming into force of the provisions of 52-110 and the revocation of the requirements of Form 28, there was a period where the requirement to provide this type of information did not exist.

  The revised text to be used for future filings will read as follows:

  The issuer has an Audit Committee which currently consists of Messrs. Pierre Goyette (Chairman), James E. Brumm, Norman M. Betts, Gilles Chevalier and Ms. Mary Theresa McLeod. All the members of the Audit Committee are considered "independent" and "financially literate" within the meaning of Multilateral Instrument 52-110 — Audit Committees with Messrs. Goyette and Chevalier considered "financial experts" within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002. In considering criteria for the determination of financial literacy, the Board of Directors considers the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. In determining who the "audit committee financial experts" are, the Board of Directors and the Audit Committee have considered the attributes described by the SEC.

  Mandate of the Audit Committee: The mandate of the Audit Committee is to assist the board of directors of the Company in fulfilling its oversight responsibilities and as such reviews the financial reporting process, the system of internal control and management of financial risks, the audit process and the Company's process for monitoring compliance with laws and regulations and its own corporate policies. In performing its duties, the committee maintains effective working relationships with the board of directors, management and internal and external auditors. The mandate of the Audit Committee is posted on Tembec's website at www.tembec.com.

  External Auditor Service Fees: The following table shows fees paid to KPMG LLP in Canadian dollars in the past two fiscal years for various services provided to the Company and its subsidiaries:

	Year Ended September 24, 2005	Year Ended September 25, 2004
KPMG
Audit Fees	–	$1,076,000
Audit-Related Fees	–	$ 239,000
Tax Fees	–	$ 363,000
Other Fees	–	$ 137,000

Total	–	$1,815,000

  Audit Fees: These fees include professional services rendered by the external auditors for statutory audits of the annual financial statements and for other audits.

  Audit-Related Fees: These fees include professional services that reasonably relate to the performance of the audit or review of Tembec's financial statements, including audit of the pension plans.

  Tax Fees: These fees include professional services for tax compliance, tax advice and tax planning.

  Other Fees: The fees include the total fees paid to the auditors for all services other than those presented in the categories of audit fees, audit related fees and tax fees, including the consultation services for the due diligence audit for the purposes of acquisition, expatriates fees and certain filings.

  Policies and Procedures for the Engagement of Audit and Non-Audit Services: The Company's Audit Committee has adopted the Pre-approval Policy and Procedures for Services Provided by External Auditors which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved. Under the terms of the policy, services which involve fees of less than $10,000 are pre-approved. The Audit Committee has delegated to the Chairman of the Audit committee pre-approval authority for any services not previously approved by the Audit Committee which involve the payment of unbudgeted fees in excess of $10,000.

Section One

Contractual Obligations, page 28

Q7.

  Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to SEC Release 33-8350.

A7.

  In the future, the table will be revised to include estimated interest payments on debt as well as the assumptions supporting the amounts.

Section Two

Financial Statements, page 40

Consolidated Statement of Operations, page 41

Q8.

  If material, please tell us your consideration of EITF 01-9 in determining that your sales deductions should not be classified as a reduction of revenue under US GAAP. Alternatively, please disclose this classification difference as part of your US GAAP reconciliation in note 22.

A8.

  Freight and sales deductions amounting to $422.2M is comprised of freight and warehousing ($383.8M), prompt payment discounts ($22.0M) and commissions, allowances and discounts ($16.4M). The latter two could be netted against the sales of $3,664.8M under US accounting guidelines but considered immaterial. For this reason, we do not intend to include it to our US GAAP reconciliation note.

Q9.

  We note that you classify your unusual items, consisting of fixed asset impairment, goodwill impairment, and restructuring charges, as a non-operating expense under Canadian and US GAAP. Citing relevant accounting literature, please tell us your basis for doing so. See paragraph 25 of SFAS No. 144 and paragraph 18 of SFAS No. 146.

A9.

  CICA 3062.51 and CICA 3063.24 require that impairment of goodwill and fixed assets be properly identified in the income statement and the notes should contain proper disclosure information. It was not intended to be identified as a non-operating expense on the income statement. In the future, these types of charges will be included in the determination of operating earnings.

Consolidated Statement of Cash Flows, page 42

Q10.

  We note that in your consolidated statement of cash flows, you reconcile cash and cash equivalents, net of operating bank loans. Citing relevant accounting literature, please tell us how your presentation, net of operating bank loans, complies with Canadian GAAP. To the extent that Canadian GAAP differs from SFAS No. 95 under US GAAP, please present in note 22 a reconciliation of your statement of cash flows under Canadian GAAP to your statement of cash flows under US GAAP.

A10.

  In the future, we will detail separately cash and cash equivalents and operating bank loans in the body of the statement of cash flow.

Consolidated Business Segment Information, page 43

Q11.

  We note here and on pages nine and 20 of section one that the Paper segment has experienced operating losses in the past two years, continued declining margins and difficult market conditions. We also note in your Form 6-K filed August 12, 2005 that the majority of the $115 million impairment charge and at least half of the severance and other closure costs recorded during the quarter ended June 25, 2005 related to a papermill. Please tell us the factors you considered in evaluating any potential impairment of goodwill related to your paper segment under both Canadian and US GAAP. Please also tell us more about the operating and financial assumptions discussed on page six of section one and the basis for those assumptions.

A11.

  The Paper segment includes operations relating to the production of newsprint and specialty and coated papers. Under CICA 3062, which is consistent with SFAS 142, these operations are reporting units which are included in the Paper segment for purposes of segment reporting. The impairment and write-down charges relate to the specialty and coated paper reporting unit whereas the goodwill is attributed to the newsprint reporting unit. Testing of this goodwill is conducted annually and no impairment resulted from the latest test.

  With regard to the operating and financial assumptions used in our most recent five-year plan, the most significant variables affecting newsprint profitability are production/sales volumes, US $ selling prices and the relative value of the US $ versus the Canadian $. The following summarizes assumptions for each fiscal year:

	2005	2006	2007	2008	2009	Average
Newsprint Produced / Sold (tonnes)	510,334	530,968	541,565	555,855	555,855	538,915
US $ Price 48.8 gram East Coast (per tonne)	590	561	537	558	593	568
C $ = US $	0.78	0.78	0.78	0.78	0.78	0.78

  Newsprint mills are 24/7 year-round operations requiring +95% operating rates. Based on past experience, very little downtime was included in the forecast. Forecasting of newsprint prices is based primarily on the anticipated supply/demand relationship. Current supply or capacity data is readily available and can be adjusted for known expansion projects or announced plant closures. Current demand or shipment data is also readily available but is more difficult to forecast. In the end, if demand increases more than supply, prices trend higher. If supply outstrips demand, pricing weakens and higher cost operations curtail production to rebalance supply. Presently, the newsprint business is experiencing the latter. The relative value of the US $ versus the Canadian $ is very important for Canadian producers, including Tembec, as most of our inputs are priced in Canadian dollars. The exchange rate forecast in our five-year plan is based on a review of various external forecasts, recognizing that the availability of third party data beyond 2 to 3 years is limited.

  The aforementioned volume and pricing assumptions are prepared by the various business groups, while the foreign exchange rates are determined by Corporate Finance. Both are reviewed by senior management. The five-year plan is ultimately reviewed and approved by the Company's Board of Directors.

Note 1  –  Significant accounting policies, page 44

Q12.

  We assume the functional currency of each of your foreign operations is the local currency of the country in which you operate. If so, please tell us why you do not translate the financial statements of your foreign operations into the Canadian dollar, your reporting currency, pursuant to paragraphs 12-14 of SFAS No. 52. Instead, based on your disclosures on page 49, it appears that you remeasure the financial statements of your foreign operations to the Canadian dollar. If our assumption is not correct, please explain to us your evaluation of each of the factors listed in Appendix A of SFAS No. 52 in determining that the Canadian dollar is your functional currency for all of your operations. As part of your analysis, please tell us your consideration of the fact that production inputs are purchased in local currency, as disclosed on page 31.

A12.

  Tembec's US and French operations are considered integrated foreign operations under Canadian GAAP. There are several economic factors supporting this determination. The entities manufacture pulp and paper products where prices are determined by global competitive forces. Our French operations are currently feeling the negative effects of pulp expansion in South America, while our US operations are dealing with increasing North American imports of coated paper from Scandinavia. Prices are essentially "worldwide" with only minor adjustments for certain geographical differences i.e. Europe vs North America vs Asia. The Canadian parent company has borrowed funds in the US high yield debt market. These loans are governed by indentures which effectively prohibit domestic and foreign subsidiaries (+50% ownership) from incurring term debt or pledging fixed assets. They are limited to working capital loans secured by receivables and inventory to cover seasonal requirements. As such, the Canadian parent company is effectively the "banker" for these foreign operations with excess cash being returned to, and shortfalls being funded by, the Canadian parent company. The foreign operations are currently capitalized with approximately C$238 million of parent company loans. Finally, local management is not authorized to act autonomously. They are part of business groups that report up to a parent company Vice-President. The Board of Directors of the foreign operations is effectively controlled by representatives of the Canadian parent company. As such, CICA 1650.28 is applied and the temporal method is used for the translation of their financial statements. The determination that the temporal method is appropriate under Canadian GAAP results in no difference for US GAAP purposes and is the equivalent of using the parent company functional currency as the functional currency of the subsidiary.

Note 21  –  Financial Instruments, page 73

Q13.

  On page 31, you state that the prices of many of your products, including those you sell in Canada and Europe are generally driven by US dollar reference prices. You also state that you generate approximately US $2.2 billion of US dollar-denominated sales annually from your Canadian and European operations. We assume that the functional currency of these operations is other than the US dollar. Accordingly, please explain to us your evaluation of whether these sales contracts contain embedded foreign currency derivatives pursuant to paragraphs 12-16 of SFAS No. 133. Please also tell us how you account for the transaction gains / losses on the US dollar-denominated receivable generated by these sales in Canada and Europe, pursuant to paragraph 15 of SFAS No. 52.

A13.

  We believe that paragraph 15 of SFAS 133 describes our situation. As for transaction gains or losses on US dollar denominated receivables, we apply paragraph 15 of SFAS 52.

Note 22  –  Summary of material differences between generally accepted accounting principles (GAAP) in Canada and the United States, page 77

Q14.

  For clarity, please label each of the lines in your net earnings (loss) and shareholders' equity reconciliation with a letter such that each line corresponds to a lettered description following the reconciliations.

A14.

  We will adopt your recommendations in our future reporting.

Q15.

  In your reconciliation of net loss under Canadian GAAP to US GAAP, please tell us why:

    Your amortization of deferred gain on foreign exchange contracts adjustment of $145.1 does not agree to the corresponding amount of $149.3 in note 16.

    Your amortization of pre-operating costs adjustment of $1.4 does not agree to the corresponding amount of $5.7 million in note 15.

    Your development and pre-operating costs adjustment of $3.5 does not agree to amounts capitalized under Canadian GAAP of $2, calculated as the change in deferred development, pre-operating costs and other in note 6, excluding that portion of the change due to amortization of $5.7.

  Please also tell us why your net loss of $28.8 under US GAAP does not agree to the $26.4 included in your US GAAP comprehensive income.

A15.

    The difference of $4.2 million between the amortization of deferred gain on foreign exchange contracts as noted in notes 16 and 22 relate to amortization amounts for joint ventures included in note 16, but excluded in note 22. Please see note 22 e) on page 81 for further explanations.

    As noted at 22 d) on page 81, certain development and pre-operating costs would be expensed under US GAAP thus giving rise to a difference in amortization. The amortization of $1.4 million reflects the reversal of the amount not allowed under US GAAP. The $5.7 million amortization is the Canadian GAAP amount and includes amortization of other costs not giving rise to a US GAAP / Canadian GAAP adjustment. Please note that related assets at the balance sheet level were also corrected to reflect these differences between US and Canadian GAAP. We can provide you with specific details, but amounts are relatively small.

    Please refer to the above 15 b) as the same reasons apply here for capitalization of development and pre-operating cost increases.

  Late corrections were made in the reconciliation of net earnings (loss) under US GAAP from ($26.4) to ($28.8). Unfortunately the new amount was not carried over to the comprehensive income account. The comprehensive income at the end of September 2004 should therefore have been $32.8 instead of $35.2.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or additional comments with respect to these responses, please do not hesitate to contact the undersigned.

Sincerely,

/s/Michel J. Dumas

Michel J. Dumas
Executive Vice-President, Finance
and Chief Financial Officer

cc.     Scott Watkinson, SEC
          Tony Fratianni, Tembec